SMIC, Brite, and Zhejiang University Found Joint IC Research Program

SHANGHAI, March 14, 2012 /PRNewswire-Asia/ — Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 0981.HK), China’s largest and most advanced semiconductor foundry, Brite Semiconductor (Shanghai) Corporation (“Brite”), a leading IC design and turnkey service provider, and Zhejiang University IC and Basic Software Research Institute (“Zhejiang University”) today announced the founding of a joint IC research program.

The IC research program will provide a world-class environment for research projects between the three parties. It will serve as a platform for cooperation, strengthening technology development and academic exchange while aligning with the university’s educational tradition of “combining theory and practice.” As part of the agreement, SMIC and Brite Semiconductor will provide Zhejiang University graduate students with hands-on training and internship opportunities, while Zhejiang University will provide a continuing education program for SMIC and Brite Semiconductor employees. Overall, the program will develop a more qualified and dynamic semiconductor industry workforce.

Charlie Zhi, the president and CEO of Brite Semiconductor said: “We are pleased that the joint research program can be established in such a short time frame. The program will further facilitate the joint development of advanced technologies by Brite, SMIC and Zhejiang University. In addition, it will generate a pool of outstanding graduates and help Brite further develop its engineering talent.”

Chris Chi, Chief Business Officer of SMIC said: “The establishment of this joint research program is one part of our school-enterprise cooperation strategy. We hope to take this opportunity to create a new model of comprehensive school-enterprise collaboration.”

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, and a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

For more information, please visit http://www.smics.com

About Brite

Brite Semiconductor is a fabless ASIC turnkey service company delivering the most cost-effective, predictable and reliable custom ASIC solutions to electronics product customers worldwide. With SMIC and Open-Silicon as strategic partners, Brite Semiconductor uses proven design flows and methodologies with advanced design capabilities and provides end-to-end custom ASIC solutions, based on a proven business model that provides a seamless, low-cost, low-risk alternative to traditional models for complex ASIC design and development. For more information, please visit www.britesemi.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events.  SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements, including among others risks associated with the press release, the current global financial crisis, orders or judgments from pending litigation and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on June 28, 2011, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and such other documents that SMIC may file with the SEC or SEHK from time to time, including on Form 6-K.  Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements.  In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur.  You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

SMIC Contact Information:

English Contact
Mr. Ambrose Gano
Tel: +86-21-3861-0000 x16394
Email: Ambrose—Gano@smics.com

Chinese Contact
Mr. Peter Lin
Tel: +86-21-3861-0000 x12349
Email: Peter—LHH@smics.com

Brite Semiconductor Contact Information:

Ms. Lynda Chen
Tel: +86-21-50277866 x236
Email: lynda.chen@britesemi.com